October 2, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Alixo-Yolloo Corporation

Re: Alixo-Yolloo Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed August 31, 2023

File No. 333-272825

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated September 21, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Roman Zhezhel, President of the Company, with respect Amendment 2 to Registration Statement on Form S-1 (File No. 333-272825) that was initially submitted to the Commission on 31th of August (the “Amendment No. 2 to Registration Statement on Form S-1”). The Company is submitting Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 3 as marked.

Amendment No. 2 to Registration Statement on Form S-1

Signatures, page 66

1. We note that you have two directors but only one director has signed the registration statement. Please note that the registration statement must be signed by at least a majority of the board of directors. See Instruction 1 to Signatures in Form S-1.

Exhibits

RESPONSE:

Rassul Sadakbayev, the company's second director, has signed the registration statement, ensuring compliance with Instruction 1 to Signatures in Form S-1.

2. Your legality opinion filed as Exhibit 5.1 relates to 5,000,000 shares of common stock being offered by the selling shareholders. This registration statement is for the initial offering of common stock by the company. Please file a revised opinion that indicates, if true, that the shares of common stock when issued will be validly issued, fully paid and non-assessable.

RESPONSE:

The Company has filed the revised Legality Opinion as Exhibit 5.1 to its Registration Statement.

ALIXO-YOLLO CORPORATION

By: /s/ Roman Zhezhel

Roman Zhezhel,

Chief Financial Officer/

Chief Accounting Officer/Director

Principle Financial Officer